November 3, 2009
Michael R. Clampitt
Senior Attorney
Securities and Exchange Commission
Washington, DC 20549

Re:	Western Alliance Bancorporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended June 30, 2009 File No. 001-32550
Dear Mr. Clampitt:
Thank you for your comments regarding our filings in your letter of October 21, 2009. The Western Alliance Bancorporation (the “Company”) again appreciates the time and effort of the staff (the “Staff”) of the Securities and Exchange Commission in assisting the Company in complying with disclosure requirements and enhancing the utility of the Company’s public filings to investors.
Please find below the Company’s responses to each of the Staff’s comments regarding the above-referenced filings. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for Fiscal Year Ended December 31, 2008
Bank of Nevada, page 3
1.	We note your response to comment number one of our letter dated July 27, 2009. Please provide in future filings a detailed overview of the changes taken by the Bank of Nevada to the company’s policies, procedures and processes as well as the adoption of formal written plans in response to the informal oversight.
In response to an earlier comment letter from the SEC the Company’s second quarter 2009 Form 10-Q included new disclosures. Following receipt of the October 21, 2009 letter from the Staff, those disclosures will be expanded prospectively, beginning with the Company’s third quarter Form 10-Q filing on November 9, 2009. The Company proposes to include a disclosure substantially similar to the following in the upcoming Form 10-Q:

As previously disclosed in our Annual Report on Form 10-K, the operations and activities of the Company’s Bank of Nevada subsidiary were placed under informal supervisory oversight by banking regulators following their September 30, 2008 examination of the bank. During the fourth quarter 2008, the Bank of Nevada board of directors formed a regulatory oversight committee to ensure timely and complete resolution to all issues raised during the regulatory examination. Since that time, the regulatory oversight committee has met on average no less than monthly. During 2009, management of Bank of Nevada, under the oversight of the regulatory oversight committee, has completed the following: (1) revised the policy for allowance for loan and lease losses, (2) adopted a written model governance process for measuring, monitoring, controlling and reporting loan and investment portfolio risks, (3) revised the policy on asset liability management, with guidelines for interest rate risk modeling, monitoring results for adherence to board risk tolerances, and guidelines for periodic validation and back testing. The Bank has adopted a three year strategic plan to be updated annually. The Bank has further adopted formal written plans to: (1) improve loan underwriting and administration, (2) manage delinquent and non-performing loans, (3) reduce loan concentration risks, (4) improve identification of other than temporary impairment within its investment portfolio, and (5) improve liquidity. Each of the above documents has been formally approved by the Bank of Nevada board of directors. Additionally, the board of directors expanded oversight and governance by requiring formal quarterly reporting by management on specified topics as part of a standing agenda.
Selected Financial Data, page 43
2.	We note your response to comment number three and your current disclosure of tangible equity appearing on page 33 of the Form 10-Q for the quarterly period ended June 30, 2009. In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K, including clearly labeling the measure as non-GAAP and comply with all the disclosure requirements for your presentation of tangible equity.
In future filings the Company will provide the disclosures required by Item 10(e) of Regulation S-K, disclose the tangible equity measure as non-GAAP and include footnotes reconciling the non-GAAP measure to the most closely comparable GAAP measure. The Company will also add an explanation as to why it believes the measure is appropriate.
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Loan Losses, pages 44-46
3.	We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of June 30, 2009 ($234.2m) were more than twice the amount of nonperforming assets as December 31, 2008 ($99.9m). During this same timeframe you increased your allowance by only 12.45% from $74.8m at December 31, 2008 to $84.1m at June 30, 2009. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. In addition, discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance for loan loss methodology and discuss the trends experienced in that area in recent periods.
In future filings the Company will provide enhanced disclosure of the changes in the Allowance for Loan Losses compared to the change in nonperforming loans. The Company proposes to include a disclosure substantially similar to the following in the upcoming Form 10-Q:
Allowance for Loan Losses
Like other financial institutions, we must maintain an adequate allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when we believe that collectability of the contractual principal or interest is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that we believe is adequate to absorb probable losses on existing loans that may become uncollectable, based on evaluation of the collectability of loans and prior credit loss experience, together with the other factors noted earlier.
Our allowance for loan loss methodology incorporates several quantitative and qualitative risk factors used to establish the appropriate allowance for loan loss at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in the level of nonperforming loans and other factors. Qualitative factors include the economic condition of our operating markets and the state of certain industries. Specific changes in the risk factors are based on perceived risk of similar groups of loans classified by collateral type, purpose and terms. Statistics on local trends, peers, and an internal one-year and three-year loss history are also incorporated into the allowance calculation model. Due to the credit concentration of our loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Nevada, Arizona and California, which have declined significantly in recent periods. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the FDIC, and state banking regulatory agencies, as an integral part of their examination processes, periodically review our subsidiary banks’ allowances for loan losses, and may require us to make additions to our allowance based on their judgment about information available to them at the time of their examinations. Management regularly reviews the assumptions and formulae used in determining the allowance and makes adjustments if required to reflect the current risk profile of the portfolio.
The allowance consists of specific and general components. The specific allowance relates to impaired loans. Impaired loans include those where interest recognition has been suspended, loans that are more than 90 days delinquent but because of adequate collateral coverage income continues to be recognized, and other classified loans not paying substantially according to the original contract terms. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan are lower than the carrying value of that loan, pursuant to ASC 310. Loans that are not collateral dependent are evaluated based on the expected future cash flows discounted at the current contractual interest rate. The amount to which the present value falls short of the current loan obligation will be set up as a reserve for that account.
We use an appraised value method to determine the need for a reserve on collateral dependent loans and further discount the appraisal for disposition costs. Due to the rapidly changing economic and market conditions of the regions within which we operate, the Company obtains independent collateral valuation analysis on a regular basis for each loan, typically every six months. Because of the rapid decline in real estate prices recently, we further discount all appraisals performed more than three months from the end of the quarter to compensate for this unprecedented economic environment.
The general allowance covers all non-impaired loans and is based on historical loss experience adjusted for the various qualitative and quantitative factors listed above. The change in the allowance from one reporting period to the next may not directly correlate to the rate of change of the nonperforming loans for the following reasons:
1. A loan moving from impaired performing status to impaired nonperforming status does not mandate an increased reserve. The individual account is evaluated for a specific reserve requirement when the loan moves to impaired status, not when it moves to nonperforming status, and is reevaluated at each reporting period. Because our nonperforming loans are predominately collateral dependent, reserves are primarily based on collateral value, which is not affected by borrower performance but rather by market conditions.
2. Although real estate values have declined substantially during this year driving higher reserve requirements, our level of charge-offs of $81.5 million year-to-date September 30, 2009 has kept close pace, resulting in only a $6.5 million increase in our specific reserves on impaired accounts from $14.1 million at December 31, 2008 to $20.7 million at September 30, 2009.
3. Not all impaired accounts require a specific reserve. The payment performance of the borrower may require an impaired classification, but the collateral evaluation may support adequate collateral coverage. For a number of impaired accounts in which borrower performance has ceased, the collateral coverage is now sufficient because a partial charge off of the account has been taken. In those instances, neither a general reserve nor a specific reserve is assessed. The number of impaired accounts increased by 30.0% year-to-date September 30, 2009, but the percentage of reserved impaired accounts has fallen significantly. At December 31, 2008, 54.3% of the impaired accounts had assigned reserves. This compares to 29.7% at September 30, 2009.
Nonperforming loans increased by 141.8% at September 30, 2009 from December 31, 2008 moving from $69.8 million to $168.8 million. During the same period, impaired loans increased 30.0%, going from $178.4 million to $232.0 million. The allowance for loan losses increased to $104.2 million at September 30, 2009 from $74.8 million at December 31, 2008, a 39.2% increase.
The following table summarizes the activity in our allowance for loan losses for the periods indicated.

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
		($ in thousands)
Allowance for loan losses:
Balance at beginning of period	$84,143	$58,688	$74,827	$49,305
Provisions charged to operating expenses	50,750	14,716	108,307	35,927
Recoveries of loans previously charged-off:
Construction and land development	608	4	820	4
Commercial real estate	139	—	139	—
Residential real estate	11	31	205	31
Commercial and industrial	442	115	1,313	402
Consumer	6	12	131	24

Total recoveries	1,206	162	2,608	461
Loans charged-off:
Construction and land development	13,717	10,113	25,948	14,518
Commercial real estate	3,125	1,366	10,552	1,548
Residential real estate	5,619	758	18,173	3,256
Commercial and industrial	8,329	4,173	23,649	8,962
Consumer	1,128	59	3,239	312

Total charged-off	31,918	16,469	81,561	28,596
Net charge-offs	30,712	16,307	78,953	28,135

Balance at end of period	$104,181	$57,097	$104,181	$57,097

Net charge-offs to average loans outstanding (annualized)	3.05%	1.65%	2.60%	0.98%
Allowance for loan losses to gross loans	2.63%	1.45%
Net charge-offs totaled $30.7 million and $79.0 million for the three and nine months ended September 30, 2009, respectively, compared to net charge-offs of $16.3 million and $28.1 million for the same periods in 2008. The provision for loan losses totaled $50.8 million and $108.3 million for the three and nine months ended September 30, 2009, respectively, compared to $14.7 million and $35.9 million for the same periods in

2008. The increase in the provision for loan losses is due to an increase in loan charge-offs, changes in the size and mix of the loan portfolio and specific reserves on impaired loans.
The following table summarizes the allocation of the allowance for loan losses to the various categories of loans. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.

	Allowance for Loan Losses at September 30, 2009
		($ in thousands)
		% of Total	% of Loans in
		Allowance For	Each Category to
	Amount	Loan Losses	Gross Loans
Construction and land development	$32,980	31.66%	17.23%
Commercial real estate	14,108	13.54%	48.43%
Residential real estate	19,812	19.02%	15.10%
Commercial and industrial	32,032	30.75%	17.30%
Consumer	5,249	5.04%	1.95%

Total	$104,181	100.00%	100.00%

Regarding the Company’s disclosure in its filings we hereby confirm the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions regarding this letter, please call me at 602.952.5476 or Randy Theisen, General Counsel, at 602.952.5404.
Sincerely,
/s/ Dale Gibbons
Dale Gibbons
Chief Financial Officer